MATERIAL CHANGE REPORT

1.	Name and Address of Company

TransGlobe Energy Corporation ("TransGlobe" or the "Company") Suite 2500, 605 - 5th Avenue, S.W.
Calgary, AB, T2P 3H5
Tel: (403) 264-9888 Fax: (403) 264-9898

2.	Date of Material Change

July 9, 2007

3.	News Release

A news release dated July 9, 2007, disclosing in detail the material summarised in this material change report was disseminated through the facilities of CCNMatthews Newswire (Canada and U.S. disclosure package) on July 9, 2007 and would have been received by the securities commissions where the Company is a "reporting issuer" and the stock exchanges on which the securities of the Company are listed and posted for trading in the normal course of their dissemination.

4.	Summary of Material Change

On July 9, 2007, TransGlobe announced Godah #7 results.

5.	Full Description of Material Change

See the attached news release.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

7.	Omitted Information

Not Applicable

8.	Executive Officers

For further information, please contact Ross G. Clarkson, President and Chief Executive Officer, by telephone at (403) 264-9888 or by facsimile (403) 264-9898.

9.	Date of Report

July 9, 2007

Suite 2500, 605 - 5th Avenue S.W. Calgary, Alberta, Canada T2P 3H5 Tel: (403) 264-9888 Fax: (403) 264-9898 Email: trglobe@trans-globe.com Web: www.trans-globe.com
News From ...

TRANSGLOBE ENERGY CORPORATION ANNOUNCES
GODAH #7 RESULTS

Calgary, Alberta, Monday, July 9, 2007 - TransGlobe Energy Corporation (“TransGlobe” or the “Company”) (TSX symbol "TGL"; AMEX symbol "TGA") announces a successful oil well at Godah #7 in the Republic of Yemen.

Block 32, Yemen (13.81% working interest)

The Godah #7 development well was drilled to a total measured depth of 2,386 meters (approximately 200 meters into Basement) and subsequently plugged back and completed as a producing Qishn S1-A oil well. Godah #7 was drilled at a location approximately 770 meters east of the Godah #6. Godah #7 is currently producing 438 gross barrels of oil per day and 7 barrels per day of water from a 4 meter interval in the Qishn S1-A sand. The production rate is pump constrained. Installation of a higher capacity down-hole electrical submersible pump (ESP), which could double the production, will be considered once the production has stabilized.

The drilling rig has moved to Nuzooh #1 (formerly Tasour SW #1) to drill an exploration well targeting Qishn and Madbi/Naifa prospects south and west of the main Tasour field. Nuzooh #1 is located approximately 2.3 kilometers west of Tasour #23ST which recovered 200 barrels of light oil from the Naifa. Planned testing of the Tasour #23ST Naifa discovery (announced December 28, 2006) has been deferred pending the results of Nuzooh #1. The Nuzooh well is expected to take 40 to 60 days to drill.

About TransGlobe Energy Corporation

TransGlobe Energy is an oil and gas producer with proved reserves and production operations in The Republic of Yemen and in Alberta, Canada. TransGlobe has an active exploration and development program planned for 2007 in The Republic of Yemen, the Arab Republic of Egypt and in Canada. The Company owns working interests in more than 6.8 million acres across their operating regions. In 2006, the Company set new records for total proved reserves and annual production. Calgary-based, TransGlobe Energy’s common shares trade as “TGL” on the Toronto Stock Exchange and “TGA” on the American Stock Exchange.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects, are forward-looking statements. Although TransGlobe believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, well production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

TRANSGLOBE ENERGY CORPORATION	For further information, please contact:

Ross G. Clarkson, President & C.E.O.
s/s Ross G. Clarkson	- or -
Lloyd W. Herrick, Vice President & C.O.O.

Ross G. Clarkson	Executive Offices:
President & CEO	#2500, 605 – 5th Avenue, S.W.,
Calgary, AB T2P 3H5

Tel: (403) 264-9888 Fax: (403) 264-9898
Website: http://www.trans-globe.com
E-mail: trglobe@trans-globe.com